October 27, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, DC 20549-3561

RE:	Steven Madden, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2010
File No. 000-23702

Dear Mr. Reynolds:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated October 14, 2010 (the “Comment Letter”) regarding our Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”) with respect to the Company’s 2010 annual meeting of stockholders. The Company’s response follows the text of the comment raised in the Comment Letter, which is set forth below.

Summary Compensation Table, page 24

We note the draft disclosure provided in your letter dated October 12, 2010. Please provide revised draft disclosure to include a representative amount in the target column based upon the previous fiscal year’s performance, since the target amount is not determinable. We direct your attention to Instruction 2 to Item 402(d) of Regulation S-K.

In response to the Staff’s comment, since the target amount of Mr. Sinha’s and Ms. Varela’s cash bonus is not determinable, in accordance with Instruction 2 to Item 402(d) of Regulation S-K, we have revised the draft disclosure illustrating the manner in which the performance-based cash bonuses granted to Awadhesh Sinha and Amelia Newton Varela payable in 2011 could have been disclosed in the non-equity incentive plan section of the Grants of Plan-Based Awards table included in the Company’s 2010 Proxy Statement by inserting in column (g) of the table a representative target amount of the bonus payouts based on the Company’s previous fiscal year’s performance. In the future, in the event that the Compensation Committee of the Board of Directors of the Company determines to grant a performance-based cash bonus to Mr. Sinha, Ms. Varela, or any other named executive officer of the Company, which, like Mr. Sinha’s and Ms. Varela’s fiscal year 2009 bonuses, are tied to increases in the Company’s performance with no fixed threshold, target or maximum payout, we propose to disclose such awards in a similar manner to that illustrated below.

John Reynolds, Assistant Director	October 27, 2010

[Beginning of draft disclosure]

GRANTS OF PLAN-BASED AWARDS IN THE 2009 FISCAL YEAR

The following table sets forth information concerning awards under the Company’s equity and non-equity incentive plans granted to each of the Named Executive Officers in the 2009 Fiscal Year, including performance-based awards and those using time-based vesting. Following the table is a discussion of material factors related to the information disclosed in the table.

Name	Grant Date	Estimated future payouts under non- equity incentive plan awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)		Maximum ($)
Edward R. Rosenfeld	04/01/2009					—	100,000	18.78	742,218
	11/10/2009					50,000	—	—	1,977,000

Arvind Dharia	04/01/2009					—	40,000	18.78	296,887

Awadesh Sinha	10/14/2008(1)		899,176	(2)		—	—	—	—

Robert Schmertz	04/01/2009					—	75,000	18.78	556,664
	10/08/2009					—	50,000	37.10	780,850

Amelia Newton Varela	05/30/2008(1)		421,224	(3)
	04/01/2009					—	75,000	18.78	556,664

(1) Each of Mr. Sinha and Ms. Varela are parties to employment agreements with the Company entered into on the dates indicated above, respectively. Each such employment agreement provides that the executive officer will receive a cash bonus under the Company’s 2006 Stock Incentive Plan based on the Company’s performance in the immediately prior fiscal year, as measured by specified metrics. These employment agreements provide for such bonuses over several years corresponding to the term of each such employment agreement. Since the performance metrics for each year’s awards are set forth in the employment agreement of each executive, the date of such employment agreement is indicated as the grant date of the award.

(2) Under the employment agreement, dated October 14, 2008, between the Company and Mr. Sinha, Mr. Sinha shall receive a cash bonus under the Company’s 2006 Stock Incentive Plan during the first quarter of the Company’s fiscal year 2011 in an amount equal to 3% of the increase, if any, in the Company’s EBIT for the 2010 fiscal year over the Company’s EBIT for the 2009 fiscal year. Since it is not possible to determine the amount of Mr. Sinha’s cash bonus, if any, until the completion of the Company’s 2010 fiscal year, the amount indicated as the target bonus payout is a representative amount and based upon the actual increase in the Company’s EBIT for the 2009 fiscal year over the Company’s EBIT for the 2008 fiscal year. See the discussion of this grant to Mr. Sinha appearing above in the “Annual Performance-Based Cash Bonus” section of “Compensation Structure” and below under “Employment Arrangements.” As disclosed in the Summary Compensation Table above, Mr. Sinha received a cash bonus of $899,176 for 2009 EBIT performance.

John Reynolds, Assistant Director	October 27, 2010

(3) Under the employment agreement, dated May 30, 2008, between the Company and Ms. Varela, Ms. Varela shall receive a cash bonus under the Company’s 2006 Stock Incentive Plan on or about March 15, 2011 in an amount equal to (a) 2% of the increase, if any, in the Wholesale Footwear division EBIT for the 2010 fiscal year over the Wholesale Footwear division EBIT for the 2009 fiscal year plus (b) 1.5% of the increase, if any, in the Retail division EBIT for the 2010 fiscal year over the Retail division EBIT for the 2009 fiscal year. Since it is not possible to determine the amount of Ms. Varela’s cash bonus, if any, until the completion of the Company’s 2010 fiscal year, the amount indicated as the target bonus payout is a representative amount and based upon the actual increase in the EBIT performance of the Company’s Wholesale Footwear and Retail divisions for the 2009 fiscal year over the EBIT performance of these divisions for the 2008 fiscal year. See the discussion of this grant to Ms. Varela appearing above in the “Annual Performance-Based Cash Bonus” section of “Compensation Structure” and below under “Employment Arrangements.” As disclosed in the Summary Compensation Table above, Ms. Varela received a cash bonus of $421,224 for 2009 EBIT performance of the Company’s Wholesale Footwear and Retail divisions.

[End of draft disclosure]

* * * *

In connection with this response, we acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Proxy Statement;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2010 Proxy Statement; and

●	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

  * * * *

The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:	Raquel Howard
Ryan Milne
Damon Colbert
Pamela Howell